Net Savings Link, Inc.

2374 Route 390

P.O. Box 609

Mountainhome, PA USA

July 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn:	Cara Wirth
Charlie Guidry

RE:	Net Savings Link, Inc.
Offering Statement on Form 1-A
File No. 024-11531

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Net Savings Link Inc., a Colorado corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File No. 024-11531), together with all exhibits thereto, which was filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2021.

The Company is requesting the consent of the Commission to the withdrawal of the Regulation A Form 1-A as it was filed mistakenly due to an administrative error. The Company hereby represents to the Commission that no securities have been sold under the Regulation A Form 1-A.

Please forward copies of the order consenting to the withdrawal of the Amendment via email to dsuares@suaresassociates.com.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Donnell Suares, the Company’s outside counsel, at (718) 622-8450.

Very truly yours,

Net Savings Link, Inc.

/s/ James Tilton
James Tilton President